SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copies of the disclosure letters that we filed today
with the Securities and Exchange Commission and the
Philippine Stock Exchange regarding the Supreme Court’s
November 22, 2016 Decision in Roy III v. Herbosa, et
al., G.R. No. 207246 (the “Decision”).

January 5, 2017

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

January 5, 2017

Philippine Dealing and Exchange Corp.
37/F Tower 1, The Enterprise Center
6766 Ayala Avenue corner Paseo de Roxas
Makati City

Attention: Ms. Vina Vanessa S. Salonga

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,782 As of November 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 5, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We disclose that on January 4, 2017,  the Company (PLDT Inc.), was served a copy of the Supreme Court’s November 22, 2016 Decision in Roy III v. Herbosa, et al., G.R. No. 207246 (the “Decision”) dismissing the petitions filed by Jose M. Roy III and other petitioners-in-intervention against Chairperson Teresita Herbosa of the Securities and Exchange Commission (“SEC”).

The Decision upheld the validity of the SEC’s Memorandum Circular No. 8, Series of 2013 (“MC No. 8”), which requires public utility corporations to maintain at least 60% Filipino ownership in both its “total number of outstanding shares of stock entitled to vote in the election of directors” and its “total number of outstanding shares of stock, whether or not entitled to vote in the election of directors” and declared the same to be compliant with the Court’s ruling in Gamboa v. Teves, G.R. No. 176579 (Decision promulgated on June 28, 2011, Resolution promulgated on October 9, 2012). Consequently, the Court ruled that “SEC-MC No. 8 cannot be said to have been issued with grave abuse of discretion.”

In the course of discussing the petitions, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in Gamboa. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “[n]owhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions....”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “[t]his access to capital—which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits—will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “[t]he intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “[a] too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous [adverse] impact on the country as a whole – and to all Filipinos.”

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

January 5, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 5, 2017